



QUARTERLY REPORT BY the ISSUER OF SECURITIES

4 th quarter of 2005

Joint Stock Company "Aeroflot – Russian Airlines"

Issuer's code: 00010-A

Joint-Stock Company "Aeroflot-Russian Airlines"

Place of Residence: Russian Federation

Mailing Address: 37, bldg. 9, Leningradsky Prospekt, Moscow, 125167

Information contained in this Report is subject to disclosure under the Law of the Russian Federation "On Securities and Stock Exchange".

Director General *V.M. Okulov*

Chief Accountant *A.P. Trusov*

February 13, 2006

Contact person: ***Matyuschenko Denis Sergeevich***
Chief, Securities Section, Corporate Property Department
Tel. ***258-06-84***, Fax ***258-06-84***
E-mail: dmatyuschenko@aeroflot.ru

Issuer's Information

a) Issuer's Full Company Name: Joint-Stock Company Aeroflot-Russian Airlines
Short Title: JSC "Aeroflot"

b) Location: Russian Federation
Postal Address: *Russian Federation, 125167, Moscow, Leningradski Prospect, 37, block 9*

c) Issuer's Contact Phones and E-mail: Phone: *(095) 258-06-84, Fax: (095) 258-06-84*

d) Internet pages: **www.aeroflot.ru**, *www.skrin.ru,*

e) Information on Issuer's Securities

State Registration Number Date of Registration	Category, type	Amount of declared shares	Par value	Date and Way of placement	End of placement
1-01-00010-A January 23, 2004	Ordinary Inscribed non-documentary	1 110 616 299	1 (one) Ruble	Consolidated placement (below)	
73-1"n"-5142 June 22, 1995	Ordinary Inscribed non-documentary	3 164 149	1 (one) Ruble	June 18, 1994 Closed subscription	October 11, 1995
1-02-00010-A April 5, 1999	Ordinary Inscribed non-documentary	1 107 452 150	1 (one) Ruble	February 22, 1999 Subscription among shareholders	February 22, 1999

1. Issuer's Market Capitalization

Capitalization is calculated as a product of shares number by weight-average price of one share calculated for 10 largest transactions realized via NP "Stock Exchange RTS" (for 2005 Stock Exchange MICEX) in the month preceding the month when the reporting period ends and in the last month of each completed fiscal year for which capitalization is reported.

Year	Capitalization, USD
2000	227 676 341
2001	395 379 402
2002	383 162 623
2003	766 325 246

2004	1 359 949 658
1st quarter 2005	1 735 893 275
2 st quarter 2005	1 682 408 472
3 rd quarter 2005	1 650 549 339
4th quarter 2005	1 566 612 412

When compiling this paragraph, information was used on transactions and average balanced prices, through open access on RTS home page (www.rts.ru) and ММВБ (www.micex.ru).

2. Information on Issuer's Auditor (Auditors)

Full Name. Joint Stock Company *"HLB "VNESHAUDIT"*

Brief Name: *"HLB "VNESHAUDIT LTD"*

Legal Address: office 701, Entrance 3, block 12, Krasnopresnenskaya naberezhnaya, Moscow, 123610

Phone: 258-19-91

FAX: 967-04-97

E-mail: **info@vneshaudit.ru**

Fiscal Year (Years) in respect of which independent audit of accounting and financial statements of the Issuer was carried out: from 1996 to 2004

Auditor's License Information:
License Issuer: *Ministry of Finance of the Russian Federation*
Type (Types) of activity: Auditing
License Number: E000548
Date of Issue: 25.06.2002
Valid: 25.06.2007

Full Name: Joint Stock Company *"Deloitte&Touche"*
Brief name: *"Deloitte&Touche" LTD*
Legal Address: *Russia, Moscow, Mokhovaya street, 4/7, bld.2*
Phone: (095) 933 73 00
Fax: (095) 933 73 01
E-mail; Moscow@deloite.ru

Fiscal Year (Years) in respect of which independent audit of accounting and financial statements of the Issuer was carried out: from 2002 to 2004

Auditor's License Information:
License Issuer: *Ministry of Finance of the Russian Federation*
License Number: 002417
Type (Types) of activity:
Date of Issue: November 6, 2002
Valid: November 6, 2007

3. Issuer's credit history 4th Quarter 2005

Credit contracts the value of the main debt under which is 5 or more per cent of the value of the issuer's net assets

№	Description of liabilities	Name of creditor (money-lender)	Sum of the main debt	Credit (loan) period/maturity date	Overdue payments of liabilities, payments of the main debt and/or interest, overdue period, days
1	Credit agreement № 2005/26-1 from 15.03.05	ИНГ Bank	10 000 000 USD	13 months/15.04.06	none
2	Credit agreement № KC-284/04 from от 22.12.04г	Amsterdam Trade Bank	8 000 000 USD	01.12.2009	none
3.	Credit agreement cashless from 24.12.04г	SocGen, WestLB, Calyon, ABN-AMRO	150 000 000 USD	36 months+1 day / 25.12.2007	none
4.	Credit agreement № RBA-1701 from 04.04.05г.	RaffeisenBank	14 000 000 USD	11 months/30.12.05	none
5.	Terminal credit agreement cashless from 23.06.05г.	BCEN-Eurobank	14 000 000 USD	12 months/22.07.06	none
6.	Credit line opening agreement cashless from 13.10.05	WestLB Bank	30 000 000 USD	13.03.2008	none
7.	Credit agreement № RBA-1987 from 22.09.05	RaffeisenBank	6 000 000 USD	22.09.2006	none
8.	Credit agreement from 06.05.05	Komerzhbank	5 000 000 USD	12 months/06.05.06	none
9.	Credit agreement № ARF LFA 0197 from 22.09.05	Nateksis Bank	5 000 000 USD	12 months /22.09.06	none

4. Details on Persons holding positions in managerial bodies of the Issuer

4.1. Members of Board of Directors:

Ivanov Viktor Petrovitch – Chairman of the Board of Directors
Education: *higher*
Positions held within the last 5 years:
Period: *2000 -2004*
Company: *Administration of the President of the Russian Federation*
Activity: *State service*
Position: *Deputy Chief of Administration of the President of the Russian Federation*
Period: *2004 - now*
Company: *Administration of the President of the Russian Federation*
Activity: *State service*
Position: *Advisor to the President of the Russian Federation*
Shares in the Issuer's Authorized Capital Stock: *none*
Shares in affiliate/subsidiary companies: *none*

Antonov Vladimir Nikolaevitch
Education: *higher*
Positions held within the last 5 years:
Period: *1995 - now*
Organization: JSC "Aeroflot"
Activity: *Transport*
Position: *Deputy Director General, flight security*
Shares in the Issuer's Authorized Capital Stock:: *0.0004%*
Shares in affiliate/subsidiary companies: *none*

Butrin Mikhail Robertovitch
Education: *higher*
Positions held within the last 5 years:
Period: *1998 - 1999*
Organization: *ZAO U C B Capital*
Activity: *Finance*
Position: *Director, Corporate Finance Management*
Period: *1999 - 2000*
Organization: *"Consulting, Research, Restructuring" LTD*
Activity
Position: *Director General*
Period: *2000 - 2003*
Organization: *Moscow Representation Office "Chichester Trading LTD"*
Activity
Position: *Executive Director*
Period: *2003 - 2004*
Organization: *"National Reserve Bank"*
Activity: *Banking*
Position: *Vice President*
Period: *2004 - 2005*
Organization: *"National Reserve Corporation" Ltd*
Activity
Position: *Deputy Director General*

Period: *2005- now*
Organization: JSC *«United Finance Group"*
Activity
Position: *Managing Director*
Shares in the Issuer's Authorized Capital Stock: *none*
Shares in affiliate/subsidiary companies: *none*

Grechukhin Igor Nikolayevich
Education: *higher*
Positions held within the last 5 years:
Period: *1998 -2000*
Organization: *Head Department of economic and industrial development Krasnoyarsk Region*
Activity: *State Service*
Position: *Deputy Chief*
Period: *2001 - 2004*
Organization: *Ministry of economic development of the Russian Federation*
Activity: *State Service*
Position: *Deputy Department Chief*
Period: *2005 – now*
Organization: *Ministry of economic development of the Russian Federation*
Activity: *State Service*
Position: *Department Head*
Shares in the Issuer's Authorized Capital Stock: *none*
Shares in affiliate/subsidiary companies: *none*

Dushatin Leonid Akexeevitch
Education: *higher*
Positions held within the last 5 years:
Period: *1996 - 2002*
Organization: *Fuel Energy Complex*
Activity: *Energy*
Position: *Vice-President Department Chief*
Period: *2002 - 2004*
Organization: *National Reserve Bank*
Activity: *Banking*
Position: *Deputy Chairman of the Board*
Period: *2004 - now*
Organization: *"National Reserve Corporation"*
Activity
Position: *First Deputy Director*
Shares in the Issuer's Authorized Capital Stock: *none*
Shares in affiliate/subsidiary companies: *none*

Kopeikin Mikhail Yurievitch
Education: *higher*
Positions held within the last 5 years:
Period: *1996 - 2003*
Organization: *Government of the Russian Federation Staff*
Activity: *State Service*
Position: *Chief economic department and property management*

Period: *2003 - now*
Organization: *Government of the Russian Federation Staff*
Activity: *State Service*
Position: *Deputy Chief of Staff*
Shares in the Issuer's Authorized Capital Stock: *none*
Shares in affiliate/subsidiary companies: *none*

Okulov Valeri Mikhailovitch
Education: *higher*
Positions held within the last 5 years:
Period: *1997 - now*
Organization: *JSC "Aeroflot"*
Activity: *Transport*
Position: *General Director*
Shares in the Issuer's Authorized Capital Stock: *0.0025%*
Shares in affiliate/subsidiary companies: *none*

Tikhonov Alexander Vasilievitch
Education: *higher*
Positions held within the last 5 years:
Period: *1998-2000*
Organization: *Ministry of Property Relations of the Russian Federation*
Activity: *State Service*
Position: *Deputy Department Chief*
Period: *2000 - 2004*
Organization: *Federal Agency of State property management*
Activity: *Transport*
Position: *Deputy Department Chief of the Ministry of Property Relations of the Russian Federation, Chief of Department of property management of science and social sphere organizations*
Period: *2004 – now*
Organization: *Ministry of transport of the Russian Federation*
Activity: *Transport*
Position: *Director of Department of structural reform*
Shares in the Issuer's Authorized Capital Stock: *none*
Shares in affiliate/subsidiary companies: *none*

Uvarov Alexei Konstantinovitch
Education: *higher*
Positions held within the last 5 years:
Period: *2000 -2004*
Organization: *Ministry of Property Relations of the Russian Federation*
Activity: *State Service*
Position: *Chief of Department of property of machine-building and metallurgy, Chief of Department of property of law enforcement ministries and organizations, Department of property of military-industrial complex, Deputy Chief of the Department of property of industry and construction*
Period: *2004 - now*
Organization: *Federal Agency of State property management*
Activity: *State Service*
Position: *Chief of Management Department*

Shares in the Issuer's Authorized Capital Stock: *none*
Shares in affiliate/subsidiary companies: *none*

Fedorov Alexei Viktorovitch
Education: *higher*
Positions held within the last 5 years:
Period: *1985- now*
Organization: *Federal Security Service (FSS) of the Russian Federation*
Activity: *State Service*
Position: *Deputy Department Chief of the FSS*
Shares in the Issuer's Authorized Capital Stock: *none*
Shares in affiliate/subsidiary companies: *none*

Shablin Vladimir Nikolaevitch
Education: *higher*
Positions held within the last 5 years:
Period: *now*
Organization: *"National reserve Bank"*
Activity: *Banking*
Position: *Senior Vice-President*
Shares in the Issuer's Authorized Capital Stock: *none*
Shares in affiliate/subsidiary companies: *none*

4.2. Personal executive body, members of collective executive body of the Issuer:

Okulov Valeri Mikhailovitch
Education: *higher*
Positions held within the last 5 years:
Period: *1997 - now*
Organization: *JSC "Aeroflot"*
Activity: *Transport*
Position: *General Director*
Shares in the Issuer's Authorized Capital Stock: *0.0025%*
Shares in affiliate/subsidiary companies: *none*

Avilov Vasili Nikolaevitch
Education: *higher*
Positions held within the last 5 years:
Period: *1997 - now*
Organization: *JSC "Aeroflot"*
Activity: *Transport*
Position: *Chief of administration*
Shares in the Issuer's Authorized Capital Stock: *none*
Shares in affiliate/subsidiary companies: *none*

Antonov Vladimir Nikolaevitch
Education: *higher*
Positions held within the last 5 years:
Period: *1995 - now*

Organization: JSC "Aeroflot"
Activity: *Transport*
Position: *Deputy Director General, flight security*
Shares in the Issuer's Authorized Capital Stock: *0.0004%*
Shares in affiliate/subsidiary companies: *none*
Period: *1999 - now*
Organization: *ZAO "Aerofirst". Subsidiary company.*
Activity : *Trade*
Position: *Member of the Board of Directors supervisory committee). Elective office.*
Period: *1997 - now*
Organization: ZAO *"Aeromash-Aviation Security". Subsidiary company.*
Activity: *Security*
Position: *Member of the Board of Directors supervisory committee). Elective office.*

BachurinEvgeni Viktorovitch
Education: *higher*
Positions held within the last 5 years:
Period: 1999 – 2000
Organization: JSC "Aeroflot – Russian Airlines"
Activity: Transport
Position: *Advisor of the First Deputy Director General, Finance, Economics, Commerce*
Period: 2000 - 2001
Organization: JSC "Aeroflot – Russian Airlines"
Activity: Transport
Position: *Director, Department of receivership*
Period: 2001 - now
Organization: JSC "Aeroflot – Russian Airlines"
Activity: Transport
Position: *Director of Commerce*
Shares in the Issuer's Authorized Capital Stock: *none*
Shares in affiliate/subsidiary companies: *none*
Period: 2002 - now
Organization: JSC "Alt Reisebüro""
Activity: Service
Position: *Member of the Board of Directors (Supervisory Board)* Elective office
Period: 2003 - now
Organization: "Aeromar" Ltd
Activity: Food and Catering Supplies
Position: Member of the Board of Directors (Supervisory Counsel) Elective office

Belykh Yuri Ilyich
Education: *higher*
Positions held within the last 5 years:
Period: *1997 - 2001*
Organization: "Transaero" Aviation Company
Activity: Transport
Position: Deputy Director General, technical service
Period: 2001 - now
Organization: JSC "Aeroflot – Russian Airlines"
Activity: Transport
Position: *Chief Engineer, Technical Director, - Chief of ATK complex*
Shares in the Issuer's Authorized Capital Stock: *none*

Shares in affiliate/subsidiary companies: *none*

Volymerets Anatoli Ivanovitch

Education: *higher*

Positions held within the last 5 years:

Period:: *1997 - 2002*

Organization: JSC "Aeroflot"

Activity: Transport

Position: First *Deputy Director General- operations*

Period: 2002 – now

Organization: JSC "Aeroflot"

Activity: Transport

Position: *Deputy Director, Training Center of Aviation Personnel, flight and cabin crews training.*

Shares in the Issuer's Authorized Capital Stock: 0.0026%

Shares in affiliate/subsidiary companies – *none*

Period: *2005 - now*

Organization: JSC "Aeroflot Plus"

Activity: Transport

Position: *Chairman of the Board of Directors. Elective service*

Shares in the Issuer's Authorized Capital Stock: *none*

Shares in affiliate/subsidiary companies: *none*

Gerasimov Vladimir Vladislavovitch

Education: *higher*

Positions held within the last 5 years:

Period: *1997 - 1999*

Organization: JSC "Aeroflot"

Activity: Transport

Position: *Deputy Director, Department of Economics*

Period: 1999 – now

Organization: JSC "Aeroflot"

Activity: Transport

Position: *Deputy Director General, Technical and Material Logistics*

Shares in the Issuer's Authorized Capital Stock: 0.0025%

Shares in affiliate/subsidiary companies – *none*

Period: 2000 – now

Organization: "Fuel Filling Company» Inc, TZK Inc. Subsidiary company

Activity: Service

Position: *Member of the Board of Directors (Supervisory Counsel)* Elective office

Shares in the Issuer's Authorized Capital Stock: *none*

Shares in affiliate/subsidiary companies: *none*

Period: – now

Organization: "Fuel Filling Company" Inc, TZK Inc. Subsidiary Company

Activity: Service

Position: *Member of the Board of Directors (Supervisory Counsel)* Elective office

Eliseev Boris Petrovitch

Education: *higher*

Positions held within the last 5 years:

Period: *1997 - 1999*

Organization: Administration of the President of the Russian Federation

Activity: State Service

Position: *Advisor, Deputy Department Head, Administration of the President of the Russian*

Federation
Period: 1999 – 1999
Organization: JSC "Aeroflot"
Activity: Transport
Position: *Deputy Director, Legal Department*
Period: 1999 – now
Organization: JSC "Aeroflot"
Activity: Transport
Position: *Deputy General Director - Director, Legal Department*
Shares in the Issuer's Authorized Capital Stock: *0,000001%*
Shares in affiliate/subsidiary companies – *none*
Period: *2004 - now*
Organization: *"Insurance Company Moskva"*
Activity: *Insurance*
Position: *Member of the Board of Directors (Supervisory Counsel)* Elective office
Shares in the Issuer's Authorized Capital Stock: *none*
Shares in affiliate/subsidiary companies: *none*

Koldunov Alexander Alexandrovitch
Education: *higher*
Positions held within the last 5 years:
Period: 1995– 2001
Organization: JSC "Aeroflot – Russian Airlines"
Activity: Transport
Position: *Aircraft Commander (type) IL-86, IL-96-300*
Period: 2001 - now
Organization: JSC "Aeroflot – Russian Airlines"
Activity: Transport
Position: *Chief of Flight Safety Inspection*
Shares in the Issuer's Authorized Capital Stock: 0.0025%
Shares in affiliate/subsidiary companies – *none*

Poluboiarinov Mikhail Igorevitch
Education: *higher*
Positions held within the last 5 years:
Period: *1997 - 1999*
Organization: Foreign Trade JSC "Avtoimport"
Activity: Finance
Position: *Director of Finance – Chief Accountant*

Period: 1999 – 1999
Organization: TC "Avtoimport" LTD
Activity: Management
Position: *Executive Director*
Period: 1999 - now
Organization: JSC "Aeroflot – Russian Airlines"
Activity: Transport
Position: *Deputy Chief Accountant, Chief Accountant, Deputy Director General, Finance & Planning*
Shares in the Issuer's Authorized Capital Stock: *0,0004%*
Shares in affiliate/subsidiary companies – *none*
Period: 2003 - now
Organization: Joint-Stock Company "Alt Reiseburo"

Activity: *Tourism*
Position: Member of the Board of Directors (Supervisory Counsel) Elective office
Period: 2003 - now
Organization: "Strakhovaya Kompania Moskva" (Moscow Insurance Company)
Public Corporation
Activity: Insurance
Position: Member of the Board of Directors (Supervisory Counsel) Elective office
Shares in the Issuer's Authorized Capital Stock: *none*
Shares in affiliate/subsidiary companies: *none*

Smirnov Vladimir Vladimirovitch
Education: *higher*
Positions held within the last 5 years:
Period: *1997 - now*
Organization: JSC "Aeroflot"
Activity: Transport
Position: *Deputy General Director, Director, Traffic Ground Support Complex*
Shares in the Issuer's Authorized Capital Stock: 0.0026%
Shares in affiliate/subsidiary companies – *none*
Period: 1997 – now
Organization: "Scherotel" Ltd, Affiliated Company
Activity: Hotel
Position: Member of the Board of Directors (Supervisory Counsel) Elective office
Period: 1998– now
Organization: "Date" Ltd, subsidiary company
Activity: *Tourism*
Position: *Member of the Board of Directors (Supervisory Counsel) Elective office*
Period: *2001 – now*
Organization: *JV "Airport Moscow" Ltd, Affiliated Company*
Activity: *Service*
Position: *Member of the Board of Directors (Supervisory Counsel) Elective office*
Period: *2002 – now*
Organization: *"Aeromar" Ltd*
Activity: *Food and Catering Supplies*
Position: *Member of the Board of Directors (Supervisory Counsel) Elective office*

Tulski Stanislav Georgievitch
Education: *higher*
Positions held within the last 5 years:
Period: *1999 - 2004*
Organization: *JSC "Aeroflot – Russian Airlines"*
Position: *Chief of flying group of aircraft B-777 / 767 of flying complex, Director of Flying Complex*

Period: *2004 – now*
Organization: *JSC "Aeroflot – Russian Airlines"*
Position: *Deputy General Director flying operations – Director of Flying Complex*
Shares in the Issuer's Authorized Capital Stock: *0.0025%*
Shares in affiliate/subsidiary companies – *none*

4.3. Information on the amount of remuneration, benefits and/or compensation to every administrative body of the Issuer.

The summary amount of remunerations paid to all persons listed in Paragraph 3.2., for the last completed fiscal year:
Salaries (rubles): ***12 402 377,45***
Bonuses (rubles): ***2 310 000***
Commissions (rubles): ***350 897***
Other property benefits (rubles): ***0***
Total (rubles): ***15 063 274,45***

5. Issuer's liabilities on collaterals issued to third parties

Information on JSC "Aeroflot" affiliated companies set up with participation of third parties investments

№	Full and abbreviated name	Amount of investment (rubles)	Purpose of investment	Financial result earned 3 Qurt. 2005 (thousand Rbls)
1	Close Joint Stock Company "Aeromar", ZAO "Aeromar"	28 050	Provisioning in-flight foodstuffs and beverages for JSC "Aeroflot" flights, generating revenue	120 934
2	Open Joint Stock Company "Aeroflot-Don", OAO "Aeroflot-Don"	167 720 260	Air transportation including connection with JSC "Aeroflot", generating revenue	42
3	Close Joint Stock Company "Aeroflot-Nord", ZAO "Aeroflot-Nord"	40 800 000	Air transportation including connection with JSC "Aeroflot	16 671

6. Risks connected with acquisition of placing (placed) securities

6.1. Industry Risks

In transportation area especially in the civil aviation area there exists considerably rigid state and branch international regulation imposing material limits on air carriers. Operations are regulated by Law, not only Russian but also international agreements which sometimes negatively influence the efficiency of Aeroflot activities.

It is noteworthy, that there exists such a risk as international conflicts. Such risks result in probable decrease in transportation as dangers of terrorism or facts of terrorism arise. Such risks exist both home and abroad.

Among specific industry risks of air transportation there is seasonal demand which entails instable financial flow within a year.

A typical air transportation risk is a high employee strike activity. Both in the company, other companies and especially abroad.

As civil aviation considerably aimed at consumer market a material effect lies in macro economic factors and primarily living standards of the population and level of business activity in the country which are heavily influenced by price fluctuations of raw materials on world markets. Thus fluctuations of world prices, change of economic policies of the state heavily influence operations activity and financial state of the air carrier Aeroflot inclusive.

Russia more and more integrates into world economy, which makes for growth of demand on international air transportation. This factor favorably influences growth of air carriers and especially Aeroflot in this market segment.

Energy Resources Prices.

World oil prices directly influence the amount of operational costs of the Company. In case of further dramatic price-rise on energy resources, fuel costs may increase in a total volume of operational costs.

Competition:

A growing competition from other Russian Air carriers on the domestic air transportation market may limit the growth of volumes of air traffic in this field of activity.

6.2. Country and Regional Risks

Social:

Risk factors are minimal, as the Issuer carries out active social policy; conditions of industry tariff agreement and collective agreements between the administration and employees are strictly observed.

Environmental:

Risks are minimal as passenger and cargo transportation activity in the Russian Federation are subject to State licensing and control.

Seasonal type of activity:

JSC "Aeroflot" air transportation activity is seasonal in its nature with a considerable increase of passenger turnover in summer time.

6.3. Financial Risks

Dependence on economic growth:

A direct dependence of the change of air traffic volumes and dynamics of Gross National Product of the country is noticeable. Therefore, the development of the Russian Federation economy is a condition of the maintenance of the current status of the Company in the air transportation market.

Foreign Currency Risks:

"Aeroflot" is highly affected by hard currency risks and currency regulation procedures. The Company operates on a foreign-make equipment and aircraft and extends its activities to a number of countries, thus working with different foreign currencies. Part of receipts and expenditures nominated in foreign currency. On the one hand it strongly affects Company operations through exchange rate policies on domestic and foreign markets. On the other, increases sensitivity to risks related to currency regulation procedures.

'Aeroflot" financial risks are considerably low. Such high estimates of this parameter are determined by stable profitability of the company and low WACC. Profitability of company assets is considerably higher than the average weighted capital value, thus the Company has the possibility to pay interest on

debt capital and invest part of profit to operations development. Receipts and profits of the Company demonstrate stable growth trend. Furthermore, carried analysis proves high likelihood that this trend will remain in the future.

6.4. Legal Risks

Changes in the foreign currency regulations.

Taking into consideration that JSC «Aeroflot» being an integral part of the world air transportation system carries out its activities in many countries abroad using, a number of various world currencies to cover its operations, accordingly, any change of foreign currency regulations, namely, in the matters of hardening its rules, considerably raises the risks of delayed fulfillment of liabilities to foreign partners that makes inevitable both failures to meet the obligations to Aeroflot on the part of such partners and imposition of relevant penalties, provided in the Law and contracts.

Changes in the taxation legislation.

Any change of the taxation legislation is always fraught with certain financial risks since any failure to observe the statutory requirements results in imposition of various penalties and other punitive actions.

Changes of customs clearance rules and duties.

As JSC «Aeroflot» in its operations has to make use of different kinds of products/ services of foreign origin (including foreign made aircraft) any change of customs clearance regulations towards their hardening considerably increase the risks of JSC «Aeroflot» to the matter of both the opportunity to make use of such products and services and their timely delivery.

Changes of court practice in the matters related to the issuer's activities.

Currently the court practice for the main types of court cases of the issuer has been settled already. Its change may be caused only by a change of legislation that in itself entails certain risks.

6.5. Risks connected with the issuer's activities

Technical:

The following may be considered as issuer's technical risk factors: the use for main operations of means of higher risks – aircraft. With the aim to minimize technical risk factors the issuer has done a lot to modernize its aircraft and engine fleet: currently more than 40% of the total air operations is carried out with the use of the new generation equipment. The issuer has kept under control flight safety and security and has got in its organizational structure an administrative body – Inspection on Flight Safety and Security. The risk on the lost /damage of the aircraft and engine fleet and issuer's third party liability during transportation operations have been duly insured and reinsured by Lloyd Syndicate.

Current legal proceedings.

Currently JSC «Aeroflot» is acting as a defendant in the following cases on:

- payment of damages connected to the failure/improper fulfillment of obligations for the carriage of passengers/luggage/cargo;
- payment of damages connected to JSC «Aeroflot»failure to carry out its contracted obligations;
- failure to carry out Collective contract as current in the JSC «Aeroflot»;
- labor conflicts.

Accordingly, the greater part of the court mitigation risks are mostly financial risks and risks of requisition of some properties of the Company .

Incapability to extend the issuer's license either for a certain business activities or for the use of facilities that are legally restricted for the possession by civil entities.

In case such a license is connected with the main activities of - air operations and any other directly connected with those – the risk is very high since it affects the very existence of JSC «Aeroflot» .

Should such a license cover other areas of JSC «Aeroflot» operations that are not listed among the basic ones for JSC «Aeroflot», then in case the license is canceled/ incapability to extend it the required services may be provided to JSC «Aeroflot» by third parties that possess appropriate licenses. Since the services in question are not free JSC «Aeroflot» risks would be only financial.

Possible issuer's liability for outstanding liabilities of third parties.

The emergence of such liabilities is possible in cases provided by the Law and, also, if they are stipulated in a contract as may be concluded by JSC «Aeroflot» with third parties.

As for the outstanding liabilities of JSC «Aeroflot» subsidiaries the liabilities of JSC «Aeroflot» would be limited by the value of shares/ stocks in possession of JSC «Aeroflot» of those subsidiaries. For that matter, the exceptions will include the cases of imposition of subsidiary liability in accordance with item 3, Article 6 of the Federal Law "On Joint Stock Companies", namely in the cases when JSC «Aeroflot» by way of issuing mandatory instructions to subsidiaries involved (with prior knowledge that such instructions would result in losses) has inflicted losses to the subsidiary or caused its insolvency (bankruptcy).

7. Issuer's Basic Business Activities

The main aspects of the company's activities are as follows:

-Air transportation on international and domestic air routes on regular and charter basis in accordance with the current international agreements and licenses issued for airlines operating according to procedures;

- Passenger service, including different kind of services;

-Handling of senders' and recipients' cargo;

-Aircraft maintenance and repair;

-Passenger and cargo traffic documents sale;

-Issuing, registration and selling passenger and cargo traffic documents.

7.1. JSC "Aeroflot volume of air transportation within 6 years

Activities	2000	2001	2002	2003	2004	2005
1. Passenger transportation, million						
Total	5,1	5,8	5,5	5,8	6,6	6,7
International, inclusive	3,7	4,2	3,9	4,1	4,6	4,7
Domestic	1,4	1,6	1,6	1,7	2,0	2,0

2.Cargo, mail transportation, thousand ton

Total	107,4	101,6	109,5	114,2	146,7	145,5
International, inclusive	95,4	86,8	93,3	95,7	124,9	121,9
Domestic	12,0	14,8	16,2	18,5	20,6	23,9

7.2. Issuer's Plan of Future Business Activity

Construction of a new Terminal

Taking into consideration growing competition of domestic and foreign companies increasing their activity on the Russian market, Aeroflot in partnership with Public Corporation "Sheremetyevo International Airport", Bovis Lend Lease, Aeroport de Paris engineering, Federal Unitary Enterprise "Aeroproekt" carries out construction of a new terminal "Scheremetyevo-3".

To timely realize the project – it is planned to open in October 2007 – Aeroflot has set an affiliated Public company "Terminal" which coordinates activities in project management, inclusive:

- Capital formation;
- Construction and operation management.

Upgrading of aircraft fleet

Basic question in view of upgrading of the fleet is the forecasted starting from 2006 deficit of Russian make aircraft, basically short range aircraft. In order to cope with negative results of such deficit Aeroflot finalizes in 2005 the results of tender to supply of regional aircraft. Under the conditions of the tender it is planned by the Company to purchase in the period 2005 – 2010 fifty jet aircraft with the capacity of 70 to 100 passengers.

Information Technology

Aeroflot main project in information technology is the switch to SABRE ticket booking and sales technology. The Company also switches to a new SABRE program for frequently flying passengers – Aeroflot Bonus.

As a part of this project Aeroflot introduces Internet booking and payment procedure. New mechanism of on-line booking will enable to effectively present and sale Aeroflot own products and products of its partners – other airlines, providers of motor transportation and hotel services.

Modern technologic approach of Sabre in passenger transportation and automation technologies will drastically decrease expenses and increase revenues. Sabre technology will provide unlimited access to the world's leading global distributive system and enable clients to directly book worldwide transportation services, it will open access to services of foreign companies, car rent companies, cruise agencies, tour operators and rail-road companies.

New operational technologic approaches such as planning of load will optimize placement of cargo to save fuel expenses which becomes critical under modern market developments.

International Air carriers Alliance Sky Team

It is planned in 2005 to finalize formalities of Aeroflot entering into membership in International Air carriers Alliance Sky Team.

8. Affiliated and Subsidiary Companies of the Issuer

Name: ***"Alt Reise Buro", JSC***

Location: ***Denmark, Copenhagen***

Postal Address: ***Denmark, DK-1620, Copenhagen, Vesterbrogate 6D***

Grounds to consider the Company Affiliated or Subsidiary to the Issuer:

Affiliated Company, "Aeroflot" – single founder.

Issuer's share in the Authorized capital of the legal entity: ***100%***

Activity status: ***Tourism***

Positioning of the Company in the Issuer's Business Activity: ***Investments.***

Name: ***'Avia Leasing", Affiliated Company***

Location: ***Moscow***

Postal Address: ***125167, Leningradski prospect, 37-5***

Grounds to consider the Company Affiliated or Subsidiary to the Issuer:

Affiliated Company, "Aeroflot" – single founder.

Issuer's share in the Authorized capital of the legal entity: ***100%***

Activity status: ***Purchasing and sales of aviation equipment, spare parts and ground equipment.***

Positioning of the Company in the Issuer's Business Activity: ***Investments.***

Name: ***Close Corporation "Sherotel", Affiliated Company.***

Location: ***Moscow Region, Khimki District***

Postal Address: ***141400, Moscow Region, Khimki District, Sheremetyevo-2, building 3***

Grounds to consider the Company Affiliated or Subsidiary to the Issuer:

Affiliated Company, "Aeroflot" – single founder.

Issuer's share in the Authorized capital of the legal entity: ***100%***

Activity status: ***hotel accommodation services for natural persons and legal entities, office spaces for rent.***

Positioning of the Company in the Issuer's Business Activity: ***Accommodation of JSC "Aeroflot" flight crews, office space for rent, investments.***

Name: ***JSC "Terminal"***

Location: ***Moscow Region, Khimki District***

Postal Address: ***141400, Moscow Region, Khimki District, Sheremetyevo-2, building 3***

Grounds to consider the Company Affiliated or Subsidiary to the Issuer:

Affiliated Company, "Aeroflot" – single founder.

Issuer's share in the Authorized capital of the legal entity: ***100%***

Activity status: ***Organization and implementation, if needed together with third parties as subcontractors or executors, of project design, construction, start-up of a new Terminal.***

Positioning of the Company in the Issuer's Business Activity: ***Investment.***

Name: ***"Social Programs Fund"***

Location: ***Moscow***

Postal Address: ***117049, Moscow, Krymski Val, 8***

Grounds to consider the Company Affiliated or Subsidiary to the Issuer:

Affiliated Company, "Aeroflot" – single founder.

Issuer's share in the Authorized capital of the legal entity: ***100%***

Activity status: ***Assignation to individuals or legal entities of property on gratis or privileged terms, not for profit operations, services***

Positioning of the Company in the Issuer's Business Activity: ***Social help for JSC "Aeroflot" employees.***

Name: ***Close Corporation "Aeroflot Plus", Affiliated Company***

Location: ***Moscow***

Postal Address: ***125167, Moscow, Leningradski prospect, 37, bld.5***

Grounds to consider the Company Affiliated or Subsidiary to the Issuer:

Affiliated Company, "Aeroflot" – single founder.

Issuer's share in the Authorized capital of the legal entity: ***100%***

Activity status: ***air transportation services of high comfort and service (elite air transportation***

Positioning of the Company in the Issuer's Business Activity: ***Investments.***

Name: ***High Commercial School "Aviabusiness", Private Educational Organization***

Location: ***Moscow***

Postal Address: ***A-493, GSP-3, 125993, Moscow, Kronshtadski blvd,20***

Grounds to consider the Company Affiliated or Subsidiary to the Issuer:

Affiliated Company, "Aeroflot" – single founder.

Issuer's share in the Authorized capital of the legal entity: ***100%***

Activity status: ***Training of air carriers' representatives for business abroad***

Positioning of the Company in the Issuer's Business Activity: ***Training of JSC "Aeroflot" representatives***

Name: ***Tris Travel SRL, Affiliated Company***

Location: ***Roma, Italy***

Postal Address: ***00184, Italy, Roma, Labikana roa, 32***

Grounds to consider the Company Affiliated or Subsidiary to the Issuer:

Affiliated Company, "Aeroflot" – single founder.

Issuer's share in the Authorized capital of the legal entity: ***100%***

Activity status: ***passenger and cargo air transportation sales, tourism***

Positioning of the Company in the Issuer's Business Activity: ***Investment***

Name: ***"Aeroflot Riga Ltd", Affiliated Company***

Location: ***LV-1050, Latvia, Riga, Gertrudes Str. 6-1***

Postal Address: ***LV-1050, Latvia, Riga, Gertrudes Str. 6-1***

Grounds to consider the Company Affiliated or Subsidiary to the Issuer:

Affiliated Company, "Aeroflot" – single founder.

Issuer's share in the Authorized capital of the legal entity: ***100%***

Activity status: ***ticket sales, accommodation of JSC "Aeroflot" flight crews***

Positioning of the Company in the Issuer's Business Activity: ***Investment.***

Name: ***JSC Insurance Company "Moskva", Affiliated Company***

Location: ***Moscow***

Postal Address: ***121205, Moscow, Novi Arbat Street, 36/9***

Grounds to consider the Company Affiliated or Subsidiary to the Issuer:

Affiliated Company, "Aeroflot" holds 100% of the Company shares.

Issuer's share in the Authorized capital of the legal entity: ***100%***

Activity status: **CASKO-*insurance, loss, damage, accident insurance, insurance of affiliated and subsidiary companies, investment***

Positioning of the Company in the Issuer's Business Activity: KACKO-***insurance, loss, damage, accident insurance, insurance of affiliated and subsidiary companies, investment***

Name: ***"Social Partner", non-governmental retirement fund. Affiliated company.***

Location: ***Moscow***

Postal Address: ***125167, Moscow, Leningradski prospect,37-9***

Grounds to consider the Company Affiliated or Subsidiary to the Issuer:

Affiliated Company, "Aeroflot" holds 78,9% of the Company shares.

Issuer's share in the Authorized capital of the legal entity: ***78,9%***

Activity status: ***Non-governmental pension fund.***

Positioning of the Company in the Issuer's Business Activity: ***Non-governmental provision of pensions***, ***additional pension***

service to JSC "Aeroflot" employees.

Name: ***"Aeromar" Ltd. Affiliated company.***

Location: ***Moscow Region, Khimki District***

Postal Address: ***124340, Moscow, Sheremetyevo International airport***

Grounds to consider the Company Affiliated or Subsidiary to the Issuer:

Affiliated Company, "Aeroflot" holds 51 % of the Company shares.

Issuer's share in the Authorized capital of the legal entity: ***51 %***

Activity status: ***Cabin catering, production and supply of food and beverages for***

Russian and Foreign air carriers on the territory of the Russian

Federation and abroad

Positioning of the Company in the Issuer's Business Activity: ***Food and beverages supply, on board catering of JSC "Aeroflot" flights.***

Name: ***JSC "Aeroflot-Don".***

Location: ***Russian Federation, Rostov-on-Don***

Postal Address: ***Russian Federation, 344009, Rostov-on-Don, Sholokhov prospect, 272***

Grounds to consider the Company Affiliated or Subsidiary to the Issuer:

Affiliated Company, "Aeroflot" holds 51 % of the Company shares.

Issuer's share in the Authorized capital of the legal entity: ***51 %***

Activity status: ***Regular and charter Domestic and International air transportation***

Positioning of the Company in the Issuer's Business Activity: ***Air transportation, Joint operations with JSC "Aeroflot"***

Name: ***"Aeroflot-Nord" Ltd.***

Location: ***Russian Federation, Arkhangelsk***

Postal Address: ***RF, 163053, Arkhangelsk, Airport Talagi***

Grounds to consider the Company Affiliated or Subsidiary to the Issuer:

Affiliated Company, "Aeroflot" holds 51 % of the Company shares.

Issuer's share in the Authorized capital of the legal entity: ***51 %***

Activity status: ***Passenger, cargo, mail transportation, domestic and international, in accordance with requirements of Air Law and other legal documents of RF.***

Positioning of the Company in the Issuer's Business Activity: ***Air Transportation, jointly with "Aeroflot"***

Name: ***Close Corporation "Aeroport Moskva". Subsidiary company.***

Location: ***Moscow Region, Khimki District***

Postal Address: ***124340, Moscow Region, Khimki District, Sheremetyevo-1 airport***

Grounds to consider the Company Affiliated or Subsidiary to the Issuer:

Affiliated Company, "Aeroflot" holds 50 % of the Company shares. Main share holding among three founders.

Issuer's share in the Authorized capital of the legal entity: ***50 %***

Activity status: ***Passenger, cargo servicing, technical and commercial Service of aircraft on airfields.***

Positioning of the Company in the Issuer's Business Activity: ***Handling operations for JSC "Aeroflot"***

Name: ***Close Corporation "D.A.T.E." (Delta Aeroflot Travel Enterprise Inc – D.A.T.E.)***

Location: ***Moscow***

Postal Address: ***125829, Moscow, Leningradski prospect, 64, off.129***

Grounds to consider the Company Affiliated or Subsidiary to the Issuer:

Subsidiary Company, "Aeroflot" holds 50 % of the Company shares.

Issuer's share in the Authorized capital of the legal entity: ***50 %***

Activity status: ***Airport services, ground support and other aviation services on the territory of International Airport "Scheremetyevo-2"***

Positioning of the Company in the Issuer's Business Activity: ***First Class passenger Service in "Scheremetyevo-2" Airport.***

Name: ***"AM-Terminal" Ltd***

Location: ***Moscow***

Postal Address: ***124340, Moscow, airport Scheremetyevo-2***

Grounds to consider the Company Affiliated or Subsidiary to the Issuer:

Subsidiary Company, "Aeroflot" holds 49 % of the Company shares.

Issuer's share in the Authorized capital of the legal entity: ***49 %***

Activity status: ***Passenger, cargo service, technical and commercial Service of air craft, ground technical and commercial Service of air craft on airfields***

Positioning of the Company in the Issuer's Business Activity: ***Investments***

Name: ***Transnautic Aero GMBH***

Location: ***Germany, Kelsterbach***

Postal Address: ***65451, Germany, Kelsterbach, Kleiner Karnveg, 26-28***

Grounds to consider the Company Affiliated or Subsidiary to the Issuer:

Subsidiary Company, "Aeroflot" holds 49 % of the Company shares.

Issuer's share in the Authorized capital of the legal entity: ***49 %***

Activity status: ***sales and bookkeeping of air transportation***

Positioning of the Company in the Issuer's Business Activity: ***Investments***

Name: ***"Aeromash – Aviation Security" Inc***

Location: ***Moscow District***

Postal Address: ***141400, Moscow District, Khimki district, International airport Scheremetyevo-2,***

3, room 1147

Grounds to consider the Company Affiliated or Subsidiary to the Issuer:

Subsidiary Company, "Aeroflot" holds 45 % of the Company shares.

Issuer's share in the Authorized capital of the legal entity: ***45 %***

Activity status: ***Preflight checks of passengers, crew, personnel,***

cabin baggage, hold baggage, cargo, mail and on board supplies. Preflight checks of aircraft.

Positioning of the Company in the Issuer's Business Activity: ***Aviation security of passengers and aircraft of JSC "Aeroflot"***

Name: ***"Aerofirst" Inc, Subsidiary Company.***

Location: ***Moscow***

Postal Address: ***141400, Moscow, Khimki, International airport Sheremetyevo-2, 309***

Grounds to consider the Company Affiliated or Subsidiary to the Issuer:

Subsidiary Company, "Aeroflot" holds 33,3 % of the Company shares.

Issuer's share in the Authorized capital of the legal entity: ***33,3 %***

Activity status: ***Duty-free shops in Scheremetyevo-1 and Scheremetyevo-2 airports***

Positioning of the Company in the Issuer's Business Activity: ***Investments***

Name: ***"Fuel Filling Company" Inc, TZK Inc. Subsidiary Company.***

Location: ***Moscow***

Postal Address: ***124340, Moscow, International airport Sheremetyevo***

Grounds to consider the Company Affiliated or Subsidiary to the Issuer:

Subsidiary Company, "Aeroflot" holds 31 % of the Company shares.

Issuer's share in the Authorized capital of the legal entity: ***31 %***

Activity status: ***Combustive lubricating materials, filling of aircraft, aviation and ground equipment and vehicles***

Positioning of the Company in the Issuer's Business Activity: ***Filling of JSC "Aeroflot" aircraft.***

Name: ***"Fuel filling complex Sheremetyevo" Inc, Subsidiary Company.***

Location: ***Moscow***

Postal Address: ***141400, Moscow District, Khimki, International airport Sheremetyevo***

Grounds to consider the Company Affiliated or Subsidiary to the Issuer:

Subsidiary Company, "Aeroflot" holds 31 % of the Company shares.

Issuer's share in the Authorized capital of the legal entity: ***31 %***

Activity status: ***Combustive lubricating materials, filling of aircraft, aviation and ground equipment and vehicles***

Positioning of the Company in the Issuer's Business Activity: ***Filling of JSC "Aeroflot" aircraft.***

Name: ***"Aeroimp Ltd ". Subsidiary Company.***

Location: ***Moscow***

Postal Address: ***125167, Moscow, Leningradski prospect, 37, bld.9***

Grounds to consider the Company Affiliated or Subsidiary to the Issuer:

Subsidiary Company, "Aeroflot" holds 25 % of the Company shares.

Issuer's share in the Authorized capital of the legal entity: ***25 %***

Activity status: ***Maintenance, reconstruction, construction, equipment, repairs, rehabilitation of hotel complexes, offices, flats other objects***

Positioning of the Company in the Issuer's Business Activity: ***Investments.***

9. Composition, structure and value of fixed assets of the Issuer

Composition of the fleet of aircraft of JSC "Aeroflot, as on January 1, 2006

Type of aircraft	Type	Age	Number of aircraft as on January 1, 2006			
			Total	Including		
				Aeroflot	Leased	
					Operational leasing	Financial Leasing
IL96-300	Long-range aircraft	11	6	6	-	-
IL-62M	Long-range aircraft	26	2	1	1	-
IL-86	Medium-range aircraft	17	11	11	-	-
Tu-154M	Medium-range aircraft	15	27	24	3	-
Tu-134	Short-range aircraft	25	14	12	2	-
Total own airplanes			**60**	**54**	**6**	-
B767-300ER	Long-range aircraft	5	9	-	9	-
B777-200	Long-range aircraft	7	2	-	2	-
A310	Medium-range aircraft	14	1	-	1	-
A319	Medium-range aircraft	1	8	-	4	4
A320	Medium-range aircraft	1	7	-	6	1
A321	Medium-range aircraft	1	3	-	-	3

DC10-40F	Cargo	26	4	-	-	4
Total, foreign make			**31**	**-**	**19**	**12**
Total aircraft			**91**	**54**	**25**	**12**

Plans of development of aircraft fleet

Plans of development of aircraft fleet of JSC Aeroflot in the coming 5-7 years will solve the following tasks:

• build-up of optimal composition and structure of the fleet agreed with demands and requirements of routes and technical servicing in order to maximize Company revenues;

• unification of aircraft fleet narrowing it to 4 types of aircraft in order to save on operation costs;

• providing same quality standards for all aircraft fleet.

Meeting these goals will be achieved through the following:

10. Number of employed and basic information on education and structure of employees of the Issuer, changes in number of employees of the Issuer

Item	4Q 2005
Average Number of employees	14 888
Employees of representation offices	687
With higher professional education, %	51,85
Salaries, Rubles	1 465 952 600
Volume of monetary funds allocates to social services, Rubles	63 024 400
Total expenditures of monetary funds, Rubles	1 528 977 000

11. Total Number of Shareholders of the Issuer

Total number of shareholders: ***11 483***
Nominal Shareholders: ***11***

12. Shareholders holding no less than 5% of its Authorized Capital or no less than 5% of its ordinary shares, as well as information on shareholders of such entities, holding no less than 20% of Authorized Capital or no less than 20 % of their ordinary shares

Name: ***Ministry of Property Relations of the Russian Federation***
Place: ***Moscow***

DC10-40F	Cargo	26	4	-	-	4
Total, foreign make			**31**	**-**	**19**	**12**
Total aircraft			**91**	**54**	**25**	**12**

Plans of development of aircraft fleet

Plans of development of aircraft fleet of JSC Aeroflot in the coming 5-7 years will solve the following tasks:

- build-up of optimal composition and structure of the fleet agreed with demands and requirements of routes and technical servicing in order to maximize Company revenues;
- unification of aircraft fleet narrowing it to 4 types of aircraft in order to save on operation costs;
- providing same quality standards for all aircraft fleet.

Meeting these goals will be achieved through the following:

10. Number of employed and basic information on education and structure of employees of the Issuer, changes in number of employees of the Issuer

Item	4Q 2005
Average Number of employees	14 888
Employees of representation offices	687
With higher professional education, %	51,85
Salaries, Rubles	1 465 952 600
Volume of monetary funds allocates to social services, Rubles	63 024 400
Total expenditures of monetary funds, Rubles	1 528 977 000

11. Total Number of Shareholders of the Issuer

Total number of shareholders: ***11 483***
Nominal Shareholders: ***11***

12. Shareholders holding no less than 5% of its Authorized Capital or no less than 5% of its ordinary shares, as well as information on shareholders of such entities, holding no less than 20% of Authorized Capital or no less than 20 % of their ordinary shares

Name: ***Ministry of Property Relations of the Russian Federation***
Place: ***Moscow***

Postal Address: ***103685, Moscow, Nikolski per., 9***
Share in Issuer's Authorized Capital Stock: ***51,17%***
Shareholders holding no less than 25 % of the Authorized Capital Stock of the shareholder of the Issuer: ***none***

Name: ***Joint Stock Sberegatelni Bank (Public Company)***
Place: ***Moscow***
Postal Address: ***115054, Moscow, ul.Vavilova, 19***
Share in Issuer's Authorized Capital Stock: ***25.0 %, nominal shareholder***
Shareholders holding no less than 25 % of the Authorized Capital Stock of the shareholder of the Issuer: ***none***

Name: ***Joint Stock «Depositary clearing company»***
Place: ***Moscow***
Postal Address: ***115162, Moscow, Shabolovka str., 31, building B***
Share in Issuer's Authorized Capital Stock: ***5.0 %, nominal shareholder***
Shareholders holding no less than 25 % of the Authorized Capital Stock of the shareholder of the Issuer: ***none***

13. Information on Declared (Accrued) and Paid Dividend of Issuer's Shares and on Profits from Issuer's Bonds

Period: ***2004***

Amount of dividend per one share (rubles): ***0.70***

Total amount of dividend paid per one share of given category (type) (rubles): *777 405 570.20*

Total amount actually paid on shares of given category (type) (rubles): ***710 558 670.19***

The reason for the difference between the declared and actually paid amounts is the absence in the Issuer's registry of shareholders' information current at the date of dividend payment or the return of payment because of incorrect or missing information about the previously specified personal shareholders' information.